Exhibit 99.4

FOR IMMEDIATE RELEASE

TotalFinaElf May 7, 2002 Annual Meeting

Paris – May 7, 2002 — At the Combined General Meeting, held on May 7, 2002 under the Chairmanship of Thierry Desmarest, TotalFinaElf shareholders approved all the proposed resolutions. The 2001 accounts were approved, as was the payment of a dividend in cash of 3.80 euros per share for 2001, an increase of 15% from last year, to which a tax credit will be added in accordance with the regulations in force. The ex-dividend date for the shares will be May 17, 2002 and payment will occur from that date.

The approved resolutions included the following:

•   Authorization for the Board of Directors to purchase or sell shares of the Company, in accordance with the provisions of Article L. 225-209 of the French Code of Commerce,

•   Adoption of simplified by-laws that comply with France’s New Business Regulations law of May 15, 2001,

•   Renewal of the Board of Directors’ authorizations to increase the share capital,

•   Renewal of the Director’s term of following Directors for a period of three years:

–  John J. Goossens, Chairman and CEO, Belgacom,

–  Bertrand Jacquillat, Chairman and CEO, Associés en Finance,

•   Appointment for a three-year term of Paul Desmarais Jr., Chairman and Co-Chief Executive Officer,
    Power Corporation of Canada, following the resignation of Paul Desmarais Sr.

Following today’s Meeting, the number of TotalFinaElf Directors has been reduced to 18 from 20.